Brookfield

2023

Brookfield Asset Management

ANNUAL INFORMATION FORM

March 19, 2024

Brookfield Asset Management Ltd.
ANNUAL INFORMATION FORM
THE MANAGER
Brookfield Asset Management Ltd. is a leading global alternative asset manager with $916 billion of assets under management across renewable power and transition, infrastructure, real estate, private equity, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles. The Manager’s Class A Limited Voting Shares (the “Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAM.”
The Manager was incorporated under the Business Corporations Act (British Columbia) on July 4, 2022. The Manager and the Asset Management Company were formed by Brookfield Corporation (formerly Brookfield Asset Management Inc.) (the “Corporation” and together with the Manager, “Brookfield”) to facilitate a plan of arrangement (the “Arrangement”). The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Asset Management Inc. into two publicly traded companies: the Manager, a pure-play, leading global alternative asset management business; and the Corporation, a leading global investment firm focused on building long-term wealth for institutions and individuals around the world.
References in this Annual Information Form to the “Manager” refer to Brookfield Asset Management Ltd. Unless context suggests otherwise, references to “we,” “us” and “our” refer to the Manager and Brookfield Asset Management ULC (the “Asset Management Company” or the “asset management business”), individually or collectively, where applicable. The Manager’s head office is located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3, Canada and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada.
All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to € are to Euros. All references to C$ are to Canadian dollars. All information is presented as at December 31, 2023, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of the Manager, the Asset Management Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Manager are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.
Although the Manager believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) the Manager’s material assets consisting solely of its interest in the Asset Management Company; (ii) volatility in the trading price of the Class A Shares; (iii) challenges relating to maintaining our relationship with the Corporation; (iv) the Manager being a newly formed company; (v) deficiencies in our public company financial reporting and disclosures; (vi) our liability for our asset management business; (vii) our organizational and ownership structure may create conflicts of interest; (viii) the difficulty for investors to effect service of process and enforce judgements in the United States, Canada and/or other applicable jurisdictions; (ix) the impact on growth in Fee-Bearing Capital (as defined below) of poor product development or marketing efforts; (x) our ability to maintain our global reputation; (xi) being subject to numerous laws, rules and regulatory requirements; (xii) being subject to anti-bribery and corruption and trade sanctions law and restrictions on foreign direct investment; (xiii) meeting our financial obligations due to our cash flow from our asset management business; (xiv) our ability to complete acquisitions; (xv) foreign currency risk and exchange rate fluctuations; (xvi) the requirement of temporary investments and backstop commitments to support our asset management business; (xvii) rising interest rates; (xviii) revenues impacted by a decline in the size or pace of investments made by our managed assets; (xix) our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares; (xx) exposed risk due to increased amount and type of investment products in our managed assets; (xxi) difficulty in maintaining our culture; (xxii) political instability or changes in government; (xxiii) unfavorable economic conditions or changes in the industries in which we operate; (xxiv) inflationary pressures; (xxv) catastrophic events; (xxvi) ineffective management of environmental and sustainability issues; (xxvii) failure of our information and technology systems; (xxviii) the threat of litigation; (xxix) losses not covered by insurance; (xxx) our inability to collect on amounts owing to us; (xxxi) information barriers that may give rise to conflicts and risks; (xxxii) risks related to our renewable power and transition, infrastructure, private equity and real estate strategies; (xxxiii) changes in Canadian federal income tax law; (xxxiv) reassessments by tax authorities; (xxxv) the Manager being classified as a passive foreign investment company; (xxxvi) changes in tax laws and regulations in jurisdictions in which we operate; (xxxvii) operating restrictions related to the spin-out of the Manager; and (xxxviii) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Annual Information Form. Except as required by law, the Manager undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While the Manager believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, the Manager makes no representation or warranty, express or

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implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

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CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). This Annual Information Form discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include, but are not limited to: (i) distributable earnings (“Distributable Earnings”), (ii) fee revenues (“Fee Revenues”) and (iii) fee-related earnings (“Fee-Related Earnings”). These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management (“AUM”), fee-bearing capital (“Fee-Bearing Capital”) and uncalled fund commitments. The Manager includes the asset management activities of Oaktree (meaning collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries), an equity accounted affiliate, in its key financial and operating measures for the asset management business.
For more information on non-GAAP measures and other financial metrics, see “Cautionary Statement Regarding the Use of Non-GAAP Measures”, “Key Financial and Operating Measures” and “Glossary of Terms” in our Management’s Discussion and Analysis of Financial Results for the year ended December 31, 2023 (“MD&A”) dated March 19, 2024, which sections are incorporated by reference in this Annual Information Form. Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP, where applicable, are included on pages 67 to 68 of the MD&A, which pages are also incorporated by reference in this Annual Information Form. The MD&A is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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ORGANIZATIONAL STRUCTURE
The following diagram shows the simplified corporate structure of the Manager as at December 31, 2023.

Brookfield Corporation
(formerly Brookfield Asset Management Inc.)
(the "Corporation")
(Ontario)
Brookfield Asset Management Ltd.
(the "Manager")
(British Columbia)
25%
Common Shares
75%
Common Shares
Brookfield Asset Management ULC
(the "Asset Management Company")
(British Columbia)
Our asset management business

The Manager
The Manager is a holding company and its only material asset consists of its approximate 25% interest in the common shares of the Asset Management Company. The Manager was established to become a company through which investors can directly access a leading, pure-play global alternative asset management business. This business was previously carried on by Brookfield Asset Management Inc. and its subsidiaries and is now owned and operated through the Asset Management Company. The Manager intends to pay at least 90% of its Distributable Earnings to shareholders quarterly.
The Asset Management Company
The Asset Management Company is an unlimited liability company formed under the laws of British Columbia with an authorized share capital of an unlimited number of common shares. The Asset Management Company’s common shares are held between the Corporation (approximately 75% of the common shares) and the Manager (approximately 25% of the common shares).
DEVELOPMENT OF THE BUSINESS
The following is a summary of recent developments affecting the Manager and our asset management business since January 1, 2021. As the Manager was formed on July 4, 2022, the developments described below under “Asset Management Business” include material developments relating to our asset management business prior to it being contributed to the Manager by the Corporation, as a result of the Arrangement. The material developments relating to corporate activities of the Manager are included from December 9, 2022 onward.
Asset Management Business
2024 Activity - to date
In February 2024, the Manager announced that it raised $10 billion (inclusive of fund commitments and strategic capital from our investor base) in the first closing of Brookfield Global Transition Fund (“BGTF II”), the second vintage of our private fund dedicated to facilitating the global transition to a net-zero carbon economy.
2023 Activity
In 2023, our asset management business benefited from strong fundraising across our flagship and complementary fund offerings, with total capital raised of $83 billion. The successful fundraising across our various flagship series included the final close of our fifth infrastructure flagship fund and our sixth private equity flagship fund, bringing the total capital

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raised in these strategies to $30 billion and $12 billion, respectively. We also had closes for the latest vintage of our opportunistic credit fund and our inaugural strategic lending partners fund, bringing the total amount raised to $8 billion and $4 billion at year-end, respectively, for these products. We are in the process of completing the first close of the fifth vintage of our flagship real estate fund, which stood at $8 billion at the end of February 2024. These raises were supplemented by significant fundraising across our growing suite of complementary strategies, with the final close of the third vintage of our infrastructure debt fund, bringing the total for the fund to over $6 billion, which makes this fund the world’s largest private infrastructure debt fund.
Our Fee-Bearing Capital represents the total capital we manage for which we earn management fees. Fee-Bearing Capital of our asset management business increased by 9% to $457 billion in 2023; of this, 86% is long-dated or perpetual in nature. The high percentage of our Fee-Bearing Capital that is long-dated or perpetual in nature provides resiliency and predictability to our revenues. Inflows to Fee-Bearing Capital of $73 billion were largely driven by flagship fundraising activities, funds raised within credit and other funds, including our insurance solutions business, and capital raised and deployed across other strategies. Fee-Bearing Capital also benefitted from capital raised through issuances of our public vehicles and higher market valuations across our credit, liquid and other perpetual strategies. These increases were partially offset by outflows within our liquid and credit strategies and $16 billion of capital returned to clients.
The increase in Fee-Bearing Capital resulted in Fee Revenues of $4.4 billion and Fee-Related Earnings of $2.2 billion for 2023, an increase of 8% and 6%, respectively, compared to 2022. The increase in Fee-Related Earnings was partially offset by higher cash taxes resulting in Distributable Earnings of $2.2 billion for the year ended December 31, 2023, an increase of 7% compared to 2022. Our asset management business has $47 billion of committed capital across the business groups that will earn approximately $470 million of Fee Revenues once invested.
During the year, our asset management business had gross monetizations of approximately $30 billion and deployed $58 billion across the business groups, including $5.7 billion from renewable power and transition, $19.4 billion from infrastructure, $3.4 billion from private equity, $7.7 billion from real estate and $22.1 billion from credit and other.
As at December 31, 2023, the asset management business had total uncalled private fund commitments of $107 billion.
In 2023, our investment strategies continued to focus on infrastructure, growing out the backbone of the global economy; transition and renewables, benefitting from the global imperative to decarbonize; and direct lending. Some notable examples include:
•In February 2023, we launched Brookfield Infrastructure Income Fund (“BII”), an open-ended, semi-liquid infrastructure product offering private wealth investors access to Brookfield’s infrastructure platform. As of December 2023, more than $1.3 billion has been raised since inception of BII from our distribution partners worldwide.
•On September 11, 2023, the Manager and Societe Generale announced a strategic partnership to originate and distribute high-quality private credit investments through a private investment grade debt fund. The initial fund is targeting a total of €10 billion over the next four years and will launch with €2.5 billion of seed funding at inception.
•On December 1, 2023, the Manager and ALTÉRRA, the world’s largest private markets climate vehicle launched at the World Climate Action Summit, announced the creation of a multi-billion dollar Catalytic Transition Fund. ALTÉRRA Transformation has committed up to US$1 billion to this fund, alongside ALTÉRRA Acceleration’s US$2 billion commitment to BGTF II.
2022 Activity
2In 2022, our asset management business had a record fundraising year, raising $93 billion of capital. Our asset management business continued to see growth across our flagship funds, including the close of our fifth infrastructure flagship fund and our sixth private equity flagship fund, which raised $22 billion and $9 billion in 2022, respectively. In addition, our asset management business had significant fundraising across our growing suite of complementary strategies.
In 2022 we raised $15 billion of strategy capital for our inaugural Global Transition Fund mandate, making Brookfield Global Transition Fund (“BGTF I”) the world’s largest private fund strategy dedicated to facilitating the global transition to a net-zero carbon economy.

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The Fee-Bearing Capital of our asset management business increased by 15% to $418 billion in 2022; of this, 83% is long-dated or perpetual in nature. Inflows to Fee-Bearing Capital of $108 billion were largely driven by flagship fundraising activities, inflows within credit and other funds within our insurance solutions business and capital raised and deployed across other strategies. These increases were partially offset by lower market valuations and outflows within our liquid credit strategies and decreases in the market capitalizations of Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Infrastructure Partners L.P. (“BIP”), due to a decline in share prices compared to prior year. During the year, $12.2 billion of distributions were returned to our clients through dividends and asset sales.
The increase in Fee-Bearing Capital drove a 20% increase in Fee Revenues, excluding performance fees, from the prior year to $4.0 billion and Fee-Related Earnings of $2.1 billion for 2022, an increase of 15% compared to 2021. The increase in Fee-Related Earnings was partially offset by higher cash taxes resulting in Distributable Earnings of $2.1 billion for the year ended December 31, 2022, or an increase of 11% compared to 2021. As at December 31, 2022, our asset management business had $41 billion of committed capital across the business groups that will earn approximately $400 million of Fee Revenues once invested.
Our asset management business invested $73.2 billion over the year across the business groups, including $4.3 billion from renewable power and transition, $15.5 billion from infrastructure, $14.6 billion from private equity, $15.0 billion from real estate and $23.8 billion from credit.
As at December 31, 2022, the asset management business had total uncalled private fund commitments of $87.4 billion.
In 2022, investment strategies focused on: infrastructure, growing out the backbone of the global economy; transition and renewables, benefitting from the global imperative to decarbonize; and direct lending.
2021 Activity
In 2021, our asset management business achieved record capital inflows, underpinned by a strong start to our latest round of flagship fundraising and contributions from complementary strategies. By the end of 2021, our asset management business raised $40 billion for this latest round of flagship funds, of which $26 billion was raised in 2021. During the year, it raised $24 billion in aggregate for our fourth flagship real estate fund and our transition fund and held a final close for our $16 billion opportunistic credit fund.
The Fee-Bearing Capital of our asset management business increased by 17% to $364.1 billion at year-end. Inflows to Fee-Bearing Capital of $71 billion were largely driven by the aforementioned flagship fundraising activities, capital deployed across a number of strategies, and inflows from reinsurance agreements. An increase in the capitalization of BIP and Brookfield Business Partners L.P. (“BBU”) and market appreciation from credit strategies and other funds contributed a further $12.8 billion. During the year, $11.1 billion of capital was returned to clients of our asset management business through dividends and asset sales.
The increase in Fee-Bearing Capital drove a 19% increase in Fee Revenues, excluding performance fees, from the prior year to $3.4 billion. Our asset management business earned $157 million in performance fees from BBU as its volume weighted average price exceeded the high watermark during both the second and fourth quarter of the year. Fee-Related Earnings of $1.8 billion for 2021, or an increase of 33%, compared to 2020. The increase in Fee-Related Earnings was partially offset by higher cash taxes resulting in Distributable Earnings of $1.9 billion for the year ended December 31, 2021, or an increase of 26% compared to 2020. In addition, at year-end our asset management business also had approximately $40 billion of committed capital across the business groups that will earn approximately $400 million of Fee Revenues once invested.
Our asset management business invested $61.2 billion over the year across the business groups, including $1.7 billion from renewable power and transition, $7.8 billion from infrastructure, $7.7 billion from private equity, $23.4 billion from real estate and $20.6 billion from credit.
As at December 31, 2021, our asset management business had total uncalled private fund commitments of $77.1 billion.
In 2021, areas of focus continued to be investing in the transition of the economy to net-zero, growing the insurance solutions business, expanding technology investments and enhancing secondaries product offerings. Our asset management business also focused on completing our latest round of flagship fundraising, where a $100 billion raise was targeted. Lastly, our asset management business established Brookfield Oaktree Wealth Solutions, a dedicated private wealth team of over 70 personnel with a focus on enhancing our distribution capabilities within this channel.

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Corporate
2024 Activity - to date
On January 9, 2024, the Manager announced the TSX approval of a normal course issuer bid (“NCIB”) to purchase up to 34.6 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the NCIB, which commenced on January 11, 2024 and is set to expire on January 10, 2025, the Manager has not purchased any Class A Shares, as at March 4, 2024.
On February 7, 2024, the Manager declared a quarterly dividend of $0.38 per share, representing a 19% increase relative to the prior year, payable on March 28, 2024, to shareholders of record as of the close of business on February 29, 2024.
On March 19, 2024, the Manager announced the appointment of Hadley Peer Marshall as Chief Financial Officer of the Manager effective May 31, 2024. She succeeds Bahir Manios, who will stay on with the Manager until the end of May 2024 to ensure a smooth transition. Ms. Peer Marshall joined Brookfield in 2015 in the Infrastructure Group and she is currently the co-head of Brookfield’s infrastructure debt and structured solutions.
2023 Activity
On January 9, 2023, the Manager announced the TSX approval of a NCIB to purchase up to 31.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on January 11, 2023 and expired on January 10, 2024, the Manager purchased 7,250,707 Class A Shares at an average price of $33.40.
On July 5, 2023, Brookfield Reinsurance (“BNRE”) and American Equity Investment Life Holding Company (“AEL”) entered into a merger agreement whereby BNRE will acquire all of the outstanding common stock of AEL it does not already own. As part of the agreement, each AEL shareholder will receive $55.00 per AEL share, consisting of $38.85 in cash and 0.49707 of a Class A Share, subject to adjustment in certain circumstances. BNRE, the Corporation and the Manager entered into a share purchase agreement in connection with the transaction pursuant to which the Corporation will facilitate the delivery of Class A Shares offered as consideration under the merger agreement. This will not result in dilution to shareholders of the Manager since, pursuant to the share purchase agreement, the Corporation will sell to the Manager an equivalent portion of the Asset Management Company shares held by the Corporation in consideration for the Class A Shares. Subject to this occurring, the Manager’s public float will increase by approximately 10%, the Manager’s interest in the Asset Management Company will increase from approximately 25% to approximately 27%, and the Corporation’s interest in the Manager will decrease from approximately 75% to approximately 73%. The Manager will not have any ownership interest in AEL following the completion of the transaction.
2022 Activity
On July 4, 2022, the Manager and the Asset Management Company were formed by the Corporation for the purpose of effecting the Arrangement.
On December 9, 2022, the Corporation completed the public listing and distribution of a 25% interest in the Corporation’s asset management business, through the Manager, pursuant to the Arrangement. As a result of the Arrangement, holders of the Corporation’s Class A Limited Voting Shares (the “Class A Shares of the Corporation”) received 0.25 of a Class A Share for each Class A Share of the Corporation held.
BUSINESS OF THE MANAGER
Our Business
We are one of the world’s leading global alternative asset managers, with $916 billion of AUM as of December 31, 2023, across renewable power and transition, infrastructure, real estate, private equity, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients across economic cycles.
To do this, we leverage our team of over 2,400 investment and asset management professionals, our global reach, deep operating expertise, and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

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We provide a highly diversified suite of alternative investment strategies to our clients and are constantly seeking to innovate new strategies to meet their needs. We have approximately 50 unique active strategies that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core, and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures. The Manager utilizes Fee-Bearing Capital, Fee Revenues, Fee-Related Earnings and Distributable Earnings to assess the performance of our asset management business.
We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of approximately 200 client service professionals across 18 global offices are dedicated to ensuring that the business is exceeding their service expectations.
We have over 2,300 clients, with some of our clients being among the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. We strive to embed strong sustainability practices throughout our business, underpinning our goal of having a positive impact on the communities and environment in which we operate.
Value Creation
We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on a multiple of their Fee-Related Earnings and performance income. Accordingly, we create value by increasing the amount and quality of Fee-Related Earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income, such as carried interest, through strong investment results and maintaining competitive operating margins.
As at December 31, 2023, we had Fee-Bearing Capital of $457 billion, of which 86% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with 2 one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include our permanent capital vehicles, as well as capital we manage in our perpetual core and core plus private fund strategies. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offerings and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships, and access new distribution channels, such as high net worth individuals and retail.
As of December 31, 2023, we had a diversified client base of over 2,300 clients, which continues to grow. Our private wealth channel also continues to grow and represents over 5% of capital raised. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.
We are also actively progressing new growth strategies, including transition, insurance, secondaries, and technology. These new initiatives, in addition to our existing strategies, are expected to have a very meaningful impact on our growth trajectory in the long-term.
As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,400 professionals we employ globally.
When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets and essential service businesses that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so should result in the growth of realized carried interest over time.
We generate robust Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and

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administrative expenses, but excluding equity-based compensation costs of the Manager. The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business.
We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business. We expect acquisitions to allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree in 2019, which deepened the capabilities we offer our clients and better positions us across market cycles. Such acquisitions may occur from time to time should they be additive to our franchise, attractive to our clients, and accretive to our shareholders.
Competitive Advantages
We seek to harness the following four distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we invest in and operate on behalf of our clients.
Large Scale
We have $916 billion of AUM and approximately $457 billion in Fee-Bearing Capital as of December 31, 2023. We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital that is further enhanced by our relationship with the Corporation, enables us to pursue transactions of a size that others cannot.
Operating Expertise
We are supported globally by approximately 240,000 operating employees of our managed businesses, who are instrumental in maximizing the value and cash flows of our managed assets. We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire, our compensation philosophy, and our operating philosophy. This operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Global Reach
We invest on behalf of our clients in more than 30 countries on five continents around the world. We believe that our global reach allows us to diversify and identify a broad range of opportunities. We can invest where capital is scarce, and we believe that our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively; we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach enables us to bring global relationships and operating practices to bear across markets to enhance returns.
Brookfield Ecosystem
The unique intelligence we generate from the ongoing interconnectivity between our over $900 billion portfolio, our global partnerships and our visibility into global capital flows helps us identify themes and trends in investing, spot pockets of value and source attractive investment opportunities. This competitive advantage has allowed us to build leading positions in assets classes that are most in favor and deliver strong investment returns to our clients across multiple business cycles.
Investment Process
Our Investment Process Leads to Value Creation
Earning robust returns on the investments we make on behalf of our clients enhances our ability to increase our Fee-Bearing Capital and generates carried interest, both of which grow our cash flows and create value for our shareholders.

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1. Raise Capital
As an asset manager, the starting point of the investment cycle is establishing new funds and other investment products for our clients. This in turn provides the capital to invest, from which we earn base management fees, incentive distributions and performance-based returns such as carried interest. Accordingly, we create value by increasing our amount of Fee-Bearing Capital and by achieving strong investment performance that leads to growth in Fee-Bearing Capital and increased cash flows.
2. Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and operating expertise afford us access to a wide range of potential opportunities and enable us to invest at attractive valuations and generate superior risk-adjusted returns for our clients. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.
3. Secure Long-Term Financing
We finance the investments we make on behalf of our clients predominantly on a long-term investment-grade basis and asset-by-asset, where possible, with minimal recourse. This financing approach provides us with considerable stability, improves our ability to withstand financial downturns and enables our asset management teams to focus on operations and other growth initiatives.
4. Enhance Value and Cash Flows Through Operating Expertise
We use our operating capabilities to increase the value of the assets within our product offerings and the cash flows they produce, and they help to protect our clients’ capital in adverse conditions. The combination of operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.
5. Realize Capital from Asset Sales or Refinancing
We actively monitor opportunities to sell or refinance assets to generate proceeds for our investors. Capital generated in our limited life funds is returned to investors, and in the case of our perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.
Products and Principal Strategies
Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies, and (iii) liquid strategies. These are invested across five principal strategies: (i) renewable power and transition, (ii) infrastructure, (iii) private equity, (iv) real estate, and (v) credit and other.
Renewable Power and Transition
Overview
•We are a leading global investment manager in renewable power and transition, with $102 billion of AUM as of December 31, 2023.

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•Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy, and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off-takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favorable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.
•We have approximately 140 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 19,200 operating employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry enable us to be a leader in all major technologies with deep operating and development capabilities.
Our Products
Long-term Private Funds
•BGTF is our flagship transition fund series which is focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.
Permanent Capital Vehicles and Perpetual Strategies
•We also manage BEP, one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and had a market capitalization of over $17.9 billion as of December 31, 2023.
Across our renewable power and transition products, we have invested on behalf of our clients in:
•Hydroelectric operations, through river systems and facilities that provide electricity and have grid stabilizing capabilities;
•Wind operations that use turbines to create electricity;
•Utility solar operations that harness energy from the sun to generate electricity;
•Distributed energy and storage which provides small-scale generation that can be locally installed, and pump storage facilities; and
•Sustainable solutions including renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation.
Infrastructure
Overview
•We are one of the world’s largest investment managers in infrastructure, with $191 billion of AUM as of December 31, 2023.
•We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 240 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 53,400 operating employees in the infrastructure operating businesses that we manage.
Our Products
Long-term Private Funds
•BIF is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.

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•Brookfield Infrastructure Debt is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.
Permanent Capital Vehicles and Perpetual Strategies
•We manage BIP, one of the largest, pure-play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and had a market capitalization of $25.6 billion as of December 31, 2023. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.
•We manage Brookfield Super-Core Infrastructure Partners, which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification, and inflation-protection.
•We also manage BII, a semi-liquid infrastructure product strategy, offering private wealth investors access to our best-in-class infrastructure platform.
The infrastructure investments that we manage provide a diversified exposure for our clients to scarce, high-quality businesses that benefit from significant barriers to entry and deliver essential goods and services. Through the various products outlined, we have invested in:
•Regulated or contracted businesses that earn a return on asset base, including electricity and gas connections, natural gas pipelines and electricity transmission lines;
•Systems involved in the movement of freight, commodities and passengers, including rail operations, toll roads, terminal and export facilities;
•Assets that handle the movement and storage of commodities from a source of supply to a demand center, including transmission pipelines, natural gas process plants and natural gas storage; and
•Businesses that provide essential services and critical infrastructure to transmit and store data globally, including telecom towers and active rooftop sites, fiber optic cable and data centers.
Real Estate
Overview
•We are one of the world’s largest investment managers in real estate, with over $276 billion of AUM as of December 31, 2023.
•We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.
•We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,400 operating employees in the real estate operating businesses that we manage.
Our Products
Long-term Private Funds
•Our opportunistic real estate flagship fund series is BSREP. Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds, and recapitalizations.
•Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund, targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.
•We also manage a real estate secondaries strategy, Brookfield Real Estate Secondaries, with a focus on providing liquidity solutions for other real estate general partners.

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Permanent Capital Vehicles and Perpetual Strategies
•We manage $18 billion of Fee-Bearing Capital in Brookfield Property Group (“BPG”) as of December 31, 2023, which we invest, on behalf of the Corporation, directly in real estate assets or through our real estate private fund offerings. BPG owns, operates, and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing, and student housing assets on five continents.
•We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partners (“BPREP”). This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily, and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia and Europe.
•We manage capital across our perpetual real estate debt strategy, Brookfield Senior Mezzanine Real Estate Finance Fund. We seek to originate, acquire, and actively manage investments in U.S. senior commercial real estate debt for this strategy.
•We also manage a non-traded REIT, Brookfield Real Estate Income Trust, which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real estate-related debt.
Through the various products outlined, we have invested in multiple asset classes including:
•Office properties in key gateway cities in the U.S., Canada, the U.K., Germany, Australia, Brazil, and India;
•High-quality retail destinations that are central gathering places for the communities they serve, combining shopping, dining, entertainment and other activities;
•Full-service hotels and leisure-style hospitality assets in high-barrier markets across North America, the U.K., and Australia; and
•High-quality assets with operational upside across multifamily, alternative living, life sciences and logistics sectors globally.
Private Equity
Overview
•We are a leading private equity investment manager with $130 billion of AUM as of December 31, 2023.
•We focus on high-quality businesses that provide essential products and services, diversified across business services and industrials sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 133,700 operating employees in the operating businesses that we manage.
Our Products
Long-term Private Funds
•Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity offering. This series of funds focuses on owning and operating operations that benefit from a strong competitive position, with high barriers to entry that provide essential products and services. We seek to build value through enhancing the cash flows of our businesses by improving strategy and execution and opportunistically recycling capital generated from operations and dispositions.
•Our special investments strategy, Brookfield Special Investments, is focused on structured, large-scale, non-control investments. This product capitalizes on transactions that do not fit our traditional control-oriented flagship private equity fund series. Transactions may include recapitalizations or strategic growth capital, where we expect to generate equity-like returns while ensuring downside protection through contracted returns.

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•Our growth equity strategy, Brookfield Growth, focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.
•Our secondaries strategy, Brookfield Sponsor Solutions, provides bespoke capital solutions to sponsor-backed companies at an inflection point of growth.
Permanent Capital Vehicles and Perpetual Strategies
•We manage BBU, which is a publicly traded global business services and industrials company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $4.7 billion as at December 31, 2023.
Our private equity vehicles acquire high-quality operations globally. The broad investment mandate provides us with the flexibility to invest on behalf of our clients across multiple industries through many forms. Through the various products outlined above, we have invested on behalf of our clients in:
•Leading service providers to large-scale infrastructure assets, including a leading provider of work access services, modular building leasing services and a leading global provider of lottery services and technology solutions;
•Operationally intense industrial businesses that benefit from a strong competitive position, including a leading global provider of advanced automotive battery technology, a leading private water and wastewater services company in Brazil, and a leading manufacturer of engineered components for industrial trailers and other towable equipment providers, among others; and
•Essential services providers, including the largest private sector residential mortgage insurer in Canada and a leading provider of software and technology services to automotive dealers.
Credit and Other
Overview
•As a result of our partnership with Oaktree in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments. As of December 31, 2023, our ownership interest in Oaktree is approximately 68%. Oaktree is one of the premier credit franchises globally and an expert in investing across the capital structure with an emphasis on an opportunistic, value-oriented, and risk-controlled approach to investing.
•We provide one of the most comprehensive alternative credit offerings available today, with $164 billion of Fee-Bearing Capital as of December 31, 2023, and an experienced team of investment professionals around the world.
Our Products
•Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and we invest in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments, and opportunistic credit.
•The flagship credit strategy, Global Opportunities, seeks to generate income and long-term capital appreciation by investing in private loans to large private equity-owned companies by focusing on protecting against loss by buying claims on assets at bargain prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability and creating value at every stage of the investment process.
•The recently launched credit strategy, Oaktree Lending Partners (“OLP”), seeks to generate current income and long-term capital appreciation by investing in private loans to large private-equity-owned companies in the U.S. We aim to build a diverse portfolio of first-lien secured loans to mature, buyout, and late-stage (primarily for life sciences businesses) companies across industries.

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•Included in our other strategies is our Insurance Solutions Business, a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. This business manages policy capital and deploys it across liquid credit strategies, direct loans, and private funds.
•Also included amongst our strategies is our Public Securities Group (“PSG”), which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed equity and debt strategies.
Fee-Bearing Capital Diversification
AS AT DEC. 31, 2023 (BILLIONS)

By Fund Type	By Business Line

■	Long-term private funds
■	Permanent capital vehicles and perpetual strategies
■	Liquid strategies

■	Renewable power and transition
■	Infrastructure
■	Real estate
■	Private equity
■	Credit and other
Long-term Private Funds
As of December 31, 2023, we managed approximately $245 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with 2 one-year extension options.
On these products, we earn:
•Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and where the fund is in its life,
•Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and
•Carried interest or performance fees, which entitle us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on our existing mature funds.
Permanent Capital Vehicles and Perpetual Strategies
As of December 31, 2023, we managed approximately $149 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core, and core plus private funds.
On these products, we earn:
•Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.
•Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within their target range of 5%-9%.

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•Performance fees from BBU are based on unit price performance above a prescribed high-watermark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.
Liquid Strategies
As of December 31, 2023, we managed approximately $63 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate, infrastructure, and natural resources.
On these products, we earn:
•Base management fees, which are based on committed capital or fund net asset value, and
•Performance income based on investment returns above a minimum prescribed return.
Risk Management
Our Approach

Focus on Risk Culture Maintain an effective risk culture that aligns our business strategy and activities with our risk appetite	Shared Execution Business and functional groups are primarily responsible for identifying and managing risks within their business	Oversight & Coordination Consistent approach and practices across business and functional groups, with coordinated management of common risks
Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We adhere to a robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization. We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business, including human capital, climate change, liquidity, disruption, regulatory compliance and other strategic, financial, and operational risks. Management and mitigation approaches are tailored to the specific risk areas and executed by business and functional groups for their businesses and areas of responsibility, with appropriate coordination and oversight through monitoring and reporting processes.
Employees
We have a team of over 2,400 investment and asset management professionals that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Approximately 200 of these are employed by the Manager and the remainder are employed by the Asset Management Company and their subsidiaries. The Manager provides the services of our employees to the Asset Management Company on a cost recovery basis under the Asset Management Services Agreement (as defined below). Our long-term approach to our business influences everything we do, including how we make investment decisions, how we support and oversee our businesses, and how we develop our people and compensate them. Our employee compensation programs link a significant portion of employee rewards to successful investment outcomes. Our emphasis on fostering collaboration enables us to benefit from a diverse set of skills and experiences. Our talent management processes and our approach to long-term compensation encourage collaboration. This shows itself in a number of ways, including in the sharing of expertise and best practices through both formal and informal channels and building relationships and capabilities through employee secondments and transfers.
We have a group of dedicated operations professionals in all our key regions that have extensive experience leading businesses. We take an active role in enhancing the performance of the assets and businesses we acquire. As a result, our operations team is fully integrated – meaning our operations professionals sit alongside our experienced investment team working hand in hand from diligence to the execution of our business plan and through the monetization phase of an investment. The team works closely with the senior management teams of the companies in which we invest to develop and implement business improvements that enable us to increase cash flow and our return on capital. While enhancement opportunities may differ across assets and businesses, they generally involve a combination of strategic repositioning, focus on operational excellence and enhanced commercial execution.

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We recognize that people drive our success, and therefore hiring, developing and retaining our people is one of our top priorities. We do this by ensuring our people are constantly engaged and provide a wide range of development opportunities across all levels. We aim to create an environment that is built on strong relationships and conducive to developing our workforce, and where individuals from diverse backgrounds can thrive.
CODE OF BUSINESS CONDUCT AND ETHICS
Brookfield has a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the asset management business, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Manager’s board of directors (the “Board of Directors” or “Board”) approved the Code on May 9, 2023. Copies of the Code are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “Investors/Brookfield Asset Management/Corporate Governance/Governance Documents.”
BUSINESS ENVIRONMENT AND RISKS
Our asset management business continuously faces certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to the Manager and the asset management business, reference is made to the section entitled “Business Environment and Risk Disclosures” on pages 75 to 100 of our MD&A, which pages are incorporated by reference in this Annual Information Form and available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
SUSTAINABILITY
Sustainability at Brookfield
Our sustainability strategy is centered on supporting business resilience and creating value for our investors and stakeholders—now and in the future. We manage our investments by combining economic goals with responsible corporate citizenship. This is consistent with our longstanding philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. It also requires operating with robust sustainability principles and practices, and maintaining a disciplined focus on integrating these into everything we do.
While sustainability principles have long been embedded in how we run our business, this approach was formalized in Brookfield’s sustainability principles in 2016 and is described in our global Sustainability Policy. Our Sustainability Policy codifies our commitment to integrating sustainability considerations into our decision-making and day-to-day asset management activities. This policy is reviewed annually and updated periodically by senior executives at Brookfield, as well as each of Brookfield’s business groups. Our Sustainability Policy outlines our approach and is based on the following guiding principles:
Mitigate the impact of our operations on the environment
•Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
•Support the goal of net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.
Strive to ensure the well-being and safety of employees
•Foster a positive work environment based on respect for human rights, valuing diversity and having zero tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.
Uphold strong governance practices
•Operate to the highest ethical standards by conducting business activities in accordance with our Code.
•Maintain strong stakeholder relationships through transparency and active engagement.

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Be good corporate citizens
•Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.
Sustainability Affiliations and Partnerships
Through our engagement with sustainability frameworks and organizations, we continue to be actively involved in discussions to advance sustainability awareness across private and public markets, and we are continuing to enhance our sustainability reporting and protocols in line with evolving best practices. The following are some of the frameworks and organizations with which we are affiliated:
•Net Zero Asset Managers (“NZAM”) initiative - We have been a signatory to NZAM since 2021 and are committed to supporting the goal of net-zero GHG emissions by 2050 or sooner, emphasizing our alignment with the Paris Agreement.
•Task Force on Climate-related Financial Disclosures (“TCFD”) – We have been supporters since 2021 of the TCFD, which aims to guide companies in considering the effects of climate change in business and financial decisions, and we report in alignment with their recommendations.
•Principles for Responsible Investment (“PRI”) - We have been signatories to the PRI since 2020, which reinforces our longstanding commitment to responsible investment and sustainability best practices.
•International Financial Reporting Standards (“IFRS”) Sustainability Alliance - We are members of the IFRS Sustainability Alliance, a global program established to develop globally accepted accounting and sustainability disclosures.
•Sustainable Markets Initiative's (“SMI”) Asset Manager and Asset Owner (“AMAO”) Task Force - We have been involved with SMI’s AMAO Task Force since 2021. It focuses on scalable ways for institutional investors to allocate capital towards sustainable solutions leveraging expertise from each member firm.
Sustainability Organization and Governance
Robust sustainability programs throughout our firm, business groups and underlying portfolio companies remain an important priority. We understand that good governance is essential to sustainable business operations. The governance of sustainability matters is integrated into Brookfield’s overall governance framework and is aligned with our governance approach. We are committed to governance practices to monitor and oversee our business, including our sustainability strategy.
Our Board is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs, reviews progress on major strategic initiatives, and receives progress and status reports on the firm’s sustainability initiatives throughout the year.
Brookfield’s sustainability programs are overseen by its senior executives, including its Chief Operating Officer (COO) (Governance and Risk Management), Head of Transition Investing (Decarbonization and Investment), Head of Sustainability Management and the Chief Financial Officer (CFO) (GHG Reporting and Measurement). Alongside this group, our sustainability programs have sponsorship and oversight from senior leadership within each business group including each group’s CEO and sustainability lead. Since sustainability covers a vast range of priorities that are varied in scope, we believe that sustainability initiatives should be overseen by individuals closest to the particular business activity. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their functional area, such as Risk Management and Human Resources. Program Leads and Management Committees, such as the Net Zero Steering Committee and Safety Leadership Committee, bring together expertise to manage key sustainability areas, ensuring appropriate application and coordination of approaches across our business and functional groups. Supporting our Program Leads and Management Committees, we have Working Groups, such as the Sustainability Working Group, Net Zero Operational Committee and Sustainability Financial Reporting Working Group, dedicated to specialized areas with the objective of ensuring that key priorities for Brookfield are being advanced. Our sustainability-

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focused professionals and functional experts work with our Program Leads, Management Committees and Working Groups to drive sustainability-related initiatives.
Sustainability Integration into the Investment Process
As part of investment due diligence, Brookfield seeks to assess sustainability-related risks and opportunities and factor them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of our Sustainability Due Diligence Protocol, Brookfield provides specific guidance to investment teams on assessing climate change, bribery and corruption, cybersecurity, health and safety and human rights and modern slavery risks. Where warranted, Brookfield performs deeper due diligence, working with internal and third-party experts as appropriate.
All investments must be approved by the applicable Investment Committee. Investment teams outline for the Investment Committee the merits of the transaction and material risks, mitigants and significant opportunities for improvement, including those related to sustainability.
As part of each acquisition1, investment teams create a tailored integration plan that includes, among other things, material sustainability-related matters for review or execution. We believe there is a strong relationship between managing these considerations and enhancing investment returns.
Consistent with our management approach, it is the responsibility of the management teams within each portfolio company to manage sustainability risks and opportunities through the investment’s lifecycle, supported by the applicable investment team within Brookfield. The combination of local accountability and expertise in tandem with Brookfield's investment and operating experience and insight is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on sustainability initiatives, where appropriate, to drive best practices and assist with any remediation. As it relates to sustainability, where appropriate, we encourage our portfolio companies to organize training for relevant staff.
Management teams regularly report to their respective boards of directors from both financial and operating perspectives, including key performance indicators that incorporate material sustainability factors, such as health and safety, environmental management, compliance with regulatory requirements, and, increasingly, GHG emissions.
For investments where Brookfield has a non-controlling interest, where we are a debt holder or in other circumstances where Brookfield does not have the ability to exercise influence through its contractual rights, Brookfield actively monitors the performance of its investments and, where appropriate, utilizes its stewardship practices to encourage sustainability outcomes that are aligned with Brookfield’s sustainability approach.
When preparing an asset for divestiture, we outline potential value creation deriving from several different factors, including relevant sustainability considerations. Where applicable, we also prepare both qualitative and quantitative data that summarize the sustainability performance of the investment and provide a holistic understanding of how we have managed the investment during the holding period.
Stewardship and Engagement
Stewardship is an important element of our sustainability strategy, and we have defined it in alignment with the PRI. We seek to engage with our portfolio companies and collaborate with industry peers to help inform and improve our sustainability strategies and practices. Though the majority of our investments are in private markets, we will use our Proxy Voting Guidelines, where applicable, and ensure our disclosures address how we incorporate sustainability factors into our investment process. In managing our assets, we utilize our significant influence and investing and operating capabilities in collaborating with our portfolio companies to encourage sound sustainability practices that are essential for resilient businesses, while seeking to create long-term value for our investors and stakeholders. As well, through our ongoing engagement with portfolio companies, we may partner with or support our portfolio companies to facilitate constructive dialogue with external stakeholders with the intent of positively influencing industry standards or practices that are aligned with our sustainability principles.
Below is a summary of some of the sustainability initiatives that we undertook in 2023.
1 Refers to investments where Brookfield has control and significant influence.

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Environmental
Climate change mitigation and adaptation continues to be a key area of focus for our business. Brookfield believes it can contribute meaningfully to the global economy’s transition to net zero.
Increased transparency and alignment to the TCFD
Since becoming supporters of the TCFD in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. We have also implemented a climate risk assessment process to better understand the physical risk and transition risk and opportunity profile across our businesses. We leverage the results of the assessment to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into Brookfield’s business.
Decarbonization: Supporting the World’s Transition to a Net-Zero Economy
We recognize that the road to a net-zero economy will take time, requiring the alignment of government policy and technological development. We intend to support this goal by contributing operational and investment expertise to execute practical decarbonization strategies that will prepare businesses for the future economy. We also believe that decarbonization is an important long-term transition risk mitigation strategy that is complementary to preserving and enhancing value.
We remain focused on our sustainability approach, which, at its core, is aligned with our fiduciary duty to create long-term value for our investors and stakeholders, while managing our businesses responsibly. We will continue to buy long-life assets and businesses that can generate stable cash flows that grow over time. We believe that with proper management and stewardship, including preparing them for a low-carbon future, these assets will tend to increase in value over time.
We are focused on developing foundational processes to catalyze decarbonization and will continue to take action across all of our businesses. We are focused on providing support to our businesses through the sharing of best practices and resources, as well as regular and systematic monitoring to understand our progress.
Net Zero Asset Managers initiative
To further our commitment to support the transition to a net zero carbon economy, Brookfield is a signatory to the Net Zero Asset Managers initiative. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner.
Following the formalization of our interim target commitment set in 2022, in 2023, and ahead of NZAM’s requirements, we increased our interim target commitment by $54 billion of AUM. Our updated interim target commitment is to reduce emissions across $201 billion of AUM by at least 50% from a 2020 base year.
An integral part of Brookfield’s net-zero commitment is the allocation of capital towards climate solutions. Our interim emissions target is comprised of assets across our businesses, including renewable power and transition, infrastructure, private equity, and real estate. In setting our interim target, we focused on investments where:
a.We have control and therefore sufficient influence over the outcomes;
b.We could identify and implement actionable initiatives in the near term; and
c.We assessed it to be value accretive to do so over the life of the investment.
Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield's portfolio companies.
To support our progress towards achieving our net-zero ambition, our focus over the past year has been on building teams and devoting additional resources to facilitate the development of credible decarbonization plans across our assets under management. In undertaking this work, we will focus our net-zero efforts on investments where we have the best opportunity to achieve meaningful outcomes.
In addition to the work that we are undertaking with our existing assets, two years ago we launched BGTF I, the first in a series of funds for our transition strategy that is dedicated to accelerating the transition to a net-zero economy by catalyzing businesses onto net-zero pathways aligned with the goals of the Paris Agreement. BGTF II , launched in 2023,

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will follow the strategy of its predecessor fund, and invest in developing new clean energy capacity, scaling sustainable solutions and providing capital for transforming businesses in carbon-intensive sectors. At COP28, Brookfield and Altérra, announced the creation of a multi-billion dollar Catalytic Transition Fund (“CTF”). CTF will have a differentiated and focused mandate, deploying capital exclusively for emerging and developing markets, with a dedicated focus on supporting energy transition, industrial decarbonization, sustainable living and climate technologies. In addition to driving impact through transition investing, including supporting the growth of significant new clean energy capacity, we are one of the world’s largest owners and operators of renewable power globally.
Water, Waste & Biodiversity
Reducing the impact of our water consumption and waste generation helps build efficient systems, business resiliency and contributes to a sustainable future. We utilize industry best practices to efficiently monitor and manage performance and seek to ensure continual reduction of water consumption. In addition, we adhere to all applicable local and regional waste regulations and track waste and recycling metrics. Encouraging conservation of biodiversity is an important component in achieving our net zero goals and managing physical risks as we strive to protect biodiversity and ecosystems near our businesses.
Social
Culture Matters: Human Capital Development
Our people are our most important asset—collaboration, entrepreneurship and discipline underpin our winning culture. Brookfield invests in its people and prepares them for future leadership. Everything Brookfield does, from its dealings with clients to the interactions among employees and executives, is governed by a sense of fair play. This has been critical to the success of the partnership in building relationships that are long-lasting and mutually rewarding. Brookfield’s firmwide culture is defined by mutual respect, teamwork and passion, and revolves around our core values:
•Collaboration: Leadership works side by side with colleagues throughout the organization and is committed to achieving shared success. One of the key attributes that Brookfield screens carefully for in new hires is their aptitude to collaborate with others. The firm wants people to share information across groups and take an interest in all the businesses, not just the one they happen to work for at the moment. Brookfield does not hire people just for a specific job; it hires for the potential of all the future positions they might hold and that will contribute to the larger success of the firm. Brookfield actively looks for people who want to learn, grow, and develop - and demonstrate a willingness to be stretched outside their comfort zone.
•Entrepreneurship: Our flat organization is results oriented - responsibility is earned based on initiative and hard work, rather than job title - and decisions are made close to the action. This idea is not uncommon, but Brookfield has encouraged its entrepreneurial spirit throughout its growth during the past 20 years. Brookfield looks for employees who have a passion not only for what they do but also for what the firm does. The shared values of ownership extend beyond helping the company succeed or generate more revenue. It means caring about the little things as well, such as not wasting money and treating everyone with respect.
•Discipline: Our team shares an awareness of, and commitment to, our goal of generating superior long-term returns for investors. Discipline also requires that each person is expected to have a realistic understanding of his or her own abilities. Brookfield expects employees to understand their strengths, recognize their weaknesses, be willing to stretch outside their comfort zones, and be willing to ask for help when necessary.
The three attributes—collaboration, entrepreneurship, and discipline—form the foundation of Brookfield. By hiring talented people and giving them opportunities to move into different businesses, Brookfield has been able to build its expertise into a broad ecosystem that allows it to collaborate very effectively across different areas and geographies as needed. The teams draw on sound data and expertise to identify emergent themes - informing their investment process and enabling Brookfield to draw upon actionable intelligence for the benefit of its investors.
Employee Composition
Building a diverse, equitable and inclusive work environment reinforces our culture of collaboration and strengthens our ability to develop and promote all of our people to their potential. Our approach to diversity, equity and inclusion is deliberate and integrated into our human capital development processes and initiatives. Our initial focus on gender diversity led to a significant increase in female representation at the senior levels. Over the past few years, we have applied the same disciplined human capital processes and development activities to foster more ethnic diversity and are

22	Brookfield Asset Management Ltd. - 2023 Annual Information Form

immediately seeing the results of these efforts. Some of the more impactful initiatives are centered around how we hire, our succession process and how we engage our people. We are involved with several organizations to promote diverse representation in our talent pool, including summer interns and MBA Associates. Our succession process includes identifying a diverse slate of candidates and focuses on the development of early career candidates through stretch roles and exposure. We support a number of Employee Resource Groups organized by employees around shared interests, characteristics or experiences.
Occupational Health and Safety
Managing health and safety risk is an integral part of the management of our business. Our goal is to have zero serious safety incidents. We have implemented a health and safety governance initiative to propagate a strong health and safety culture, encourage the sharing of best practices, support the continuous improvement of safety performance and help eliminate serious safety incidents. The initiative is overseen by the Safety Leadership Committee, which comprises senior operations executives from across our business groups and regions, and reports on health and safety trends and key initiatives are provided to the Board as part of the quarterly operational risk update. Portfolio company management is responsible for ensuring that their company’s health and safety policies and systems are developed, operationalized, and reviewed regularly to address their specific risk areas. Portfolio company CEOs report to their respective board of directors on safety performance, incidents, and the status of improvement initiatives.
Human Rights and Modern Slavery
In relation to human rights, we seek to act in a way that aligns with the Organization for Economic Co-operation and Development Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights. We are committed to conducting our business in an ethical and responsible manner, including by carrying out our activities in a manner that respects fundamental human rights and supports the prevention of human rights violations within our business. We strive to embed this into our core business activities, including training, communications, contracts and due diligence processes set out in our Human Rights and Anti-Modern Slavery Policy (“Human Rights Policy”), Sustainability Due Diligence Protocol and Vendor Management Program.
Integrity, fairness and respect are hallmarks of our culture, including by carrying out our activities by respecting fundamental human rights and our efforts to identify and prevent human rights violations within our business and supply chain. We are committed to maintaining a workplace free of discrimination, violence and harassment and we expect our staff to act in a way which promotes a positive working environment. Our Human Rights Policy aims to codify our approach to minimizing the risk of modern slavery within our business and supply chain. We also have specific tools and processes aimed at identifying human rights and modern slavery as part of due diligence for new investments and which include risk assessments, remedies, training and governance.
In addition, our Human Rights Policy consolidates the relevant commitments set out in the Code, Sustainability Policy, financial crimes policies, and the Whistleblowing Policy. We also have several additional policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Vendor Code of Conduct and Anti-Money Laundering and Trade Sanctions Policy. We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing them.
Governance
Strong governance is essential to sustainable business operations, and we aim to conduct our business according to high ethical and legal standards.
Sustainability Regulation and Frameworks
Our governance practices are the foundation upon which we operate our business. We continue to adapt and enhance our policies to meet evolving standards and regulations in our industry, including legislation, guidelines and practices in all jurisdictions in which we operate.
We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Brookfield Asset Management Ltd. - 2023 Annual Information Form	23

Data Privacy and Cybersecurity
Data privacy and cybersecurity remain key sustainability focus areas. Brookfield undertook initiatives to further enhance our data protection and threat-intelligence capabilities, and Brookfield worked on improving our processes for third-party risk management. Brookfield reviews and updates our cybersecurity program annually and conducts regular external-party assessments of our program maturity based on the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. Finally, in addition to continued mandatory cybersecurity education for all employees, Brookfield enhanced our phishing simulations to include more advanced simulations and social engineering.
CORPORATE GOVERNANCE PRACTICES
On behalf of all stakeholders, the Board of Directors and management of the Manager are committed to excellence in corporate governance at all levels of the organization. We believe the Manager’s directors are well equipped to represent the interests of the Manager and its stakeholders, with a board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation, which will be voted on annually by holders of Class A Shares.
The Manager outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Manager’s Management Information Circular and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “Investors/Brookfield Asset Management”.
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s two Standing Committees (Audit and Governance, Nominating and Compensation), Board Position Descriptions, our Corporate Disclosure Policy and our Code.
DIRECTORS AND OFFICERS
Directors of the Manager
The Manager’s directors are elected annually and hold office until the next annual meeting of shareholders of the Manager or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on June 7, 2024 or until his or her successor is elected or appointed.
Directors

Name	Director Since	Principal Occupation

MARK CARNEY	2022	Chair of the Board and Head of Transition Investing of Brookfield Asset Management Ltd.
MARCEL R. COUTU(1)(2)	2022	Corporate Director
BRUCE FLATT	2022	Chief Executive Officer of Brookfield Corporation and Brookfield Asset Management Ltd.
OLIVIA GARFIELD(1)(3)	2022	Chief Executive Officer of Severn Trent, a FTSE 100 water utilities company.
NILI GILBERT(1)(2)(3)	2022	Vice Chairwoman of Carbon Direct LLC, a leader in scaling carbon management.

24	Brookfield Asset Management Ltd. - 2023 Annual Information Form

KEITH JOHNSON(1)(2)	2022	Founding Partner and Chief Executive Officer of Sequoia Heritage.
BRIAN W. KINGSTON	2022	Managing Partner and Chief Executive Officer of Real Estate of Brookfield Asset Management Ltd.
ALLISON KIRKBY(1)(2)	2023	Chief Executive Officer of BT Group plc, a leading UK provider of digital infrastructure and communication services.
CYRUS MADON	2022	Managing Partner and Executive Chair of Private Equity of Brookfield Asset Management Ltd.
DIANA NOBLE(1)(3)	2022	Founder of Kirkos Partners.
SAMUEL J.B. POLLOCK	2022	Managing Partner and Chief Executive Officer of Infrastructure of Brookfield Asset Management Ltd.
SATISH RAI (1)(3)	2023	Senior Advisor at OMERS, Former Chief Investment Officer of OMERS.

(1) Independent Director (2) Member of the Audit Committee (3) Member of the Governance, Nominating and Compensation Committee

Mr. Carney principally lives in Ottawa, Canada. Mr. Coutu principally lives in Calgary, Canada. Mses. Garfield and Noble principally live in London, U.K. Ms. Gilbert and Mr. Kingston principally live in New York, U.S. Mr. Johnson principally lives in Wyoming, U.S. Mr. Flatt principally lives in New York, U.S. and London, U.K. Ms. Kirkby principally lives in Windsor, U.K. Messrs. Madon and Pollock principally live in Toronto, Canada. Mr. Rai principally lives in Pickering, Canada.
Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except: Mark Carney, who prior to his appointment in September 2022 as Head of Transition Investing, was Governor of the Bank of England and Governor of the Bank of Canada; Nili Gilbert, who prior to her appointment in October 2021 as Vice Chairwoman of Carbon Direct LLC, was Co-Founder of Matarin Capital Management; Allison Kirkby, who prior to her appointment in February 2024 as Chief Executive Officer of BT Group plc, was President and Chief Executive Officer of Telia Company and prior to that was President and Group CEO of TDC Group; Brian Kingston, who prior to his appointment in December 2022 as Chief Executive Officer of Real Estate of the Manager, was Chief Executive Officer of Real Estate of the Corporation; Cyrus Madon, who prior to his appointment in February 2024 as Executive Chair of Private Equity of the Manager. was Chief Executive Officer of Private Equity of the Manager and prior to that was Chief Executive Officer of Private Equity of the Corporation; and Samuel Pollock, who prior to his appointment in December 2022 as Chief Executive Officer of Infrastructure of the Manager, was Chief Executive Officer of Infrastructure of the Corporation.
Executive Officers of the Manager
The names of the executive officers of the Manager as at March 4, 2024, their current offices and their dates of appointment are shown in the following table:
Executive Officers

Name	Current Office	Date of Appointment

BRUCE FLATT	Chief Executive Officer	2022
BAHIR MANIOS(1)	Chief Financial Officer	2022
CONNOR TESKEY	President; Chief Executive Officer, Renewable Power and Transition	2022
JUSTIN B. BEBER	Chief Operating Officer	2024
BRIAN W. KINGSTON	Chief Executive Officer, Real Estate	2022
CYRUS MADON	Executive Chair, Private Equity	2024

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CRAIG W.A. NOBLE	Chief Executive Officer, Credit	2024
SAMUEL J.B. POLLOCK	Chief Executive Officer, Infrastructure	2022
ANUJ RANJAN	Chief Executive Officer, Private Equity	2024
(1) On March 19, 2024, the Manager announced the appointment of Hadley Peer Marshall as Chief Financial Officer of the Manager effective May 31, 2024
Mr. Flatt principally lives in New York, U.S. and London, U.K. Mr. Kingston principally lives in New York, U.S. Messrs. Beber, Madon, Manios, Noble and Pollock principally live in Toronto, Canada. Mr. Ranjan principally lives in Dubai, UAE. Mr. Teskey principally lives in London, U.K.
As the Manager was formed in 2022, none of the executive officers has had the principal occupation referred to opposite their name during the past five years: Mr. Flatt, who prior to his appointment in August 2022 as Chief Executive Officer, was and continues to be Chief Executive Officer of the Corporation; Mr. Manios, who prior to his appointment in August 2022 was Chief Strategy Officer of Infrastructure of the Corporation and prior to that was Chief Investment Officer of Reinsurance of the Corporation; Mr. Teskey, who prior to his appointment in December 2022, was Chief Executive Officer of Renewable Power and Transition of the Corporation and prior to that was President and Chief Investment Officer of Renewable Power and Transition of the Corporation; Mr. Beber, who prior to his appointment in March 2024, was Chief Administrative Officer and General Counsel of the Manager and prior to that was Managing Partner, Head of Corporate Strategy and Chief Legal Officer of the Corporation; Mr. Kingston, who prior to his appointment in December 2022 was Chief Executive Officer of Real Estate of the Corporation; Mr. Madon, who prior to his appointment in February 2024 was Chief Executive Officer of Private Equity of the Manager and prior to that was Chief Executive Officer of Private Equity of the Corporation; Mr. Noble, who prior to his appointment in February 2024, was Managing Partner and Chief Executive Officer of Alternative Investments of the Manager and prior to that was Managing Partner and Chief Executive Officer of Alternative Investments of the Corporation; Mr. Pollock, who prior to his appointment in December 2022, was Chief Executive Officer of Infrastructure of the Corporation; Mr. Ranjan, who prior to his appointment in February 2024, was President of Private Equity and Global Head of Business Development and prior to that was a Managing Partner of the Corporation.
Brookfield Share Ownership of Directors and Executive Officers
The Partnership
Executives of Brookfield hold a substantial portion of their individual investments in Class A Shares, as well as stewardship of the Manager’s Class B Limited Voting Shares (the “Class B Shares”), in partnership with one another. We refer to this as the “Partnership”. The Partnership’s members include both current and former senior executives and directors of the Manager and its predecessors (each, a “Partner” and collectively, the “Partners”). This ownership framework among the Partners has been an important tradition underpinning Brookfield’s culture for over 50 years.
The Partnership is instrumental in ensuring the orderly management succession of the Manager, while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.
We believe that the Partnership promotes decision-making that is entrepreneurial, collaborative and aligned with the long-term interests of the Manager. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. This is a critical component to preserving the Manager’s culture and vision.
Consistent with the role that it has played within Brookfield Corporation over many decades, the Partnership remains resolutely focused on the long-term success of the Manager for the benefit of all stakeholders, through both future economic downturns and financial disruptions. This long-term focus is considered critical to the sustainability of the Manager and our asset management, insurance, investment and operating businesses.
The Partners collectively own interests in approximately 102 million Class A Shares (on a fully diluted basis). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by Partners Value Investments L.P. (“PVI”). PVI is a publicly-listed investment partnership whose principal business activity is owning equity interests in the Manager and

26	Brookfield Asset Management Ltd. - 2023 Annual Information Form

the Corporation for the long-term. As at March 4, 2024, approximately 89% of PVI’s equity units were owned by the Partners. PVI indirectly owns approximately 30.7 million Class A Shares and approximately 128.5 million Class A Shares of the Corporation (each on a fully diluted basis). As such, PVI has economic exposure to an aggregate 7.75% equity interest in the asset management business through its interests in both the Manager and the Corporation.
In order to foster the long-term stability and continuity of the Manager, a group of longstanding senior leaders of the Partnership have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee, are held as follows: one-third by Mr. Bruce Flatt, one-third by Mr. Jack L. Cockwell, and one-third jointly by Messrs. Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership. The BAM Partnership owns 21,280 Class B Shares, representing 100% of the Class B Shares.
In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell. On an aggregate basis, Messrs. Coutu, McKenna and O’Donnell currently own less than 0.01% of the Class A Shares.
Current Directors and Executive Officers
Among solely the current directors and executive officers of the Manager, collectively, approximately 36 million Class A Shares, representing approximately 8.69% of the Manager’s issued and outstanding shares of this class, were owned, controlled, or directed (directly or indirectly) as at March 4, 2024. This includes shares held by current directors and executive officers of the Manager pursuant to their proportionate beneficial interests in Class A Shares held by PVI, the Manager’s escrowed share program and any other securities that are exchangeable into Class A Shares of the Manager.

MARKET FOR SECURITIES
The Manager’s publicly traded securities that are currently issued and outstanding as at the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BAM	New York
Class A Shares	BAM	Toronto

TRADING PRICE AND VOLUME
The following sets out trading information for 2023 for the Manager’s publicly traded securities that were outstanding at any time during 2023, which are listed on the TSX and the NYSE, based on information provided by the TSX and NYSE, respectively.

	Class A Limited Voting Shares (TSX: BAM)				Class A Limited Voting Shares (NYSE: BAM)
	Price Per Share (C$)				Price Per Share (US$)
Period 2023	High	Low	Average	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January	43.71	38.65	41.90	14,917,434	32.84	28.26	31.19	27,696,619
February	48.19	42.44	46.16	25,279,801	35.99	31.87	34.33	36,974,483
March	47.23	41.55	43.86	26,414,005	34.70	30.12	32.08	46,463,538
April	45.51	42.29	43.85	13,840,934	33.78	31.28	32.53	25,522,574
May	46.01	41.02	42.88	22,254,257	33.97	30.15	31.73	33,425,682
June	45.12	41.05	42.89	20,125,088	34.14	30.36	32.27	25,632,901

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July	45.49	41.26	43.59	12,390,253	34.49	30.91	32.98	20,811,856
August	47.86	42.45	45.41	18,193,343	35.55	31.78	33.62	21,898,885
September	48.93	45.00	47.01	18,969,485	36.23	33.27	34.70	22,391,092
October	45.70	39.38	42.78	13,115,016	33.61	28.35	31.24	33,147,948
November	48.75	39.97	44.81	18,794,191	35.89	28.80	32.62	32,681,546
December.........................................	53.95	47.06	50.68	19,387,759	40.85	34.80	37.87	34,112,191
(a) Volume traded refers to volume traded on TSX only.
(b) Volume traded refers to volume traded on NYSE only.

DIVIDENDS AND DIVIDEND POLICY
Class A Shares and Class B Shares
The declaration and payment of dividends on the Manager’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend. Dividends will be variable and will change in line with the growth of Distributable Earnings.
Registered holders of our Class A Shares who are resident in Canada have the opportunity to acquire additional Class A Shares by reinvesting all or a portion of their cash dividend without paying commissions through our Distribution Reinvestment Plan (the “DRIP”). The DRIP is currently not available for Registered shareholders of our Class A Shares who are resident in the United States. Pursuant to our DRIP, registered holders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to NYSE VWAP multiplied by an exchange factor which is calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.2
The following table summarizes the dividends paid per share for the years ended December 31, 2023, 2022 and 2021 on the Class A Shares and the Class B Shares, all expressed in U.S. dollars.

	Distribution per Security
	2023	2022	2021
Per Class A Share and Class B Share	$1.28	—	—

DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Manager’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Manager’s authorized securities is contained in Appendix A to this Annual Information Form. Reference should also be made to the articles of the Manager for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “Investors/Brookfield Asset Management/Corporate Governance/Governance Documents” and are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
As at March 4, 2024, the Manager’s authorized share capital consists of:
a.an unlimited number of class A preference shares, issuable in series, in the capital of the Manager (the “Class A Preference Shares”);
b.an unlimited number of Class A Shares; and
c.21,280 Class B Shares.
2 “NYSE VWAP” means the volume weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the NYSE, based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date on which at least one board lot of Class A Shares has traded, as reported by the NYSE. “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

28	Brookfield Asset Management Ltd. - 2023 Annual Information Form

As at March 4, 2024, the following shares of the Manager were issued and outstanding: no Class A Preference Shares; 414,483,376 Class A Shares; and 21,280 Class B Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Manager is TSX Trust (formerly AST Trust Company (Canada)) at its principal office in Toronto, Ontario, Canada. TSX Trust maintains registers for the transfer of the Manager’s publicly listed equity securities at its offices located in Toronto, Ontario, Montreal, Quebec and Vancouver, British Columbia in Canada. The co-transfer agent of the Corporation in the U.S. is Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC) for transfers of Class A Shares, at its principal office in Brooklyn, New York.
PROMOTER
The Corporation has taken the initiative in founding and organizing the Manager, and accordingly, may be considered to be a promoter within the meaning of Canadian securities laws. As at March 4, 2024, the Corporation does not own, control or direct, directly or indirectly, any shares of the Manager. As at March 4, 2024, the Corporation owns, directly and indirectly, 1,221,616,015 common shares of the Asset Management Company, representing approximately 75% of the common shares of the Asset Management Company.
MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Manager or any of its predecessors within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect, or which are proposed to be entered into:
•Relationship Agreement dated November 8, 2022, described below.
•Voting Agreement dated December 9, 2022, described below.
•Asset Management Services Agreement dated November 8, 2022, described below.
•Transitional Services Agreement dated November 8, 2022, described below.
•Trust Agreement dated December 9, 2022, described below.
•Manager Credit Facility dated November 8, 2022, described below.
•Tax Matters Agreement dated December 8, 2022 described below.
•Trademark Sublicense Agreement dated December 9, 2022, described below.
A copy of each of these documents has been filed on SEDAR+ as material contracts and are available at www.sedarplus.ca.
Relationship Agreement
The Corporation, the Manager and the Asset Management Company entered into an agreement to govern aspects of their relationship following the Arrangement (the “Relationship Agreement”). Under the Relationship Agreement, the Corporation, directly or through its subsidiaries (excluding our asset management business) or Brookfield Reinsurance Ltd., has the right (but not the obligation) to participate up to 25% in each new sponsored fund or other entity of our asset management business. Any commitment of our asset management business to such sponsored fund is separate from the up to 25% allocation of the Corporation. For the Corporation’s perpetual affiliates, existing fee arrangements continue to apply. For any capital committed by the Corporation or a subsidiary (other than a perpetual affiliate) or Brookfield Reinsurance Ltd., a fee may be paid as agreed between the relevant party and our asset management business; in other cases, particularly where such capital is of strategic value to supporting our asset management business’ activities, no fee may apply.
The Corporation has no obligation to provide backstops or other guarantees relating to new investments or acquisitions, or to commit capital on a transitional basis while other investors are being sourced, but any arrangements or understandings existing at the time of completion of the Arrangement have been continued. Moreover, if the Corporation (i) makes

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transitory investments, it is generally entitled to receive the same cost of carry for such investment as the relevant fund of our asset management business is entitled to under its fund documents (typically 8%) or (ii) provides backstops or guarantees, it is entitled to receive stand-by / commitment fees at market rates, in each case, unless otherwise agreed to by the parties. In connection with other arrangements, the Corporation is entitled to receive such other compensation as otherwise may be mutually agreed between the parties.
The Manager and the Asset Management Company provide services to the Corporation’s perpetual affiliates – BEP, BIP, BBU and BPY. Our asset management business includes the service providers to the perpetual affiliates (collectively with their affiliates, the “Service Providers”) and, in the case of BEP and BIP, has acquired the subsidiary of the Corporation that is entitled to receive incentive distributions. Our asset management business, the other Service Providers and their respective affiliates remain and are bound by the terms of the agreements relating to the governance and management of the perpetual affiliates, being relationship agreements (the “Affiliate Relationship Agreements”) and the master services agreements (“Master Services Agreements”).
The Corporation retains all of the ownership interests in the perpetual affiliates. The Asset Management Company is entitled to receive the incentive distributions (if any) paid. In addition, the Manager and the Asset Management Company agree with the Corporation that they perform (or cause the Service Providers to perform) all obligations that the Service Providers have under the applicable Master Services Agreements and Affiliate Relationship Agreements. The base management fee is earned by the Service Providers and the parties agree that these agreements cannot be terminated without the Corporation’s consent.
From a management perspective, Bruce Flatt, the Corporation’s Chief Executive Officer, is also the Chief Executive Officer of the Manager and allocates his time between the two companies. In addition to other senior management personnel of the Manager or the Asset Management Company, the chief executive officer of the Manager and the Manager’s business group CEOs, who are currently Messrs. Kingston, Ranjan, Pollock and Teskey, serve on the investment committees suitable to their business group. Additionally, the Corporation’s chief executive officer and another senior management nominee from the Corporation serve on the investment committees for each of our strategies.
The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business (which includes more recently raised funds such as BIF V, BGTF I, BGTF II, BCP VI, BSREP IV and BSREP V) and similar distributions in open-end funds (such as Brookfield Super-Core Infrastructure Partners and Brookfield Premier Real Estate Partners) and retains 100% of the carried interest earned on mature funds (including, for example, BSREP I and BSREP II). The Corporation and the Asset Management Company are responsible for clawback obligations in relation to carried interest or similar distributions in the same proportion as their entitlements.
The Asset Management Company has a pre-emptive right over acquisition opportunities presented to the Corporation that relate to businesses whose revenues are predominantly derived from asset management activities, but the Corporation is not otherwise subject to restrictions in its pursuit of any other types of acquisitions or transactions.
Our asset management business continues to be supported by Brookfield’s operating capabilities, including its approximately 240,000 operating employees, on commercial terms that are in accordance with agreed rates (wherever in place) or otherwise on terms consistent with protocols and past practice. In addition, the parties implement secondment and other initiatives among them, their subsidiaries and their portfolio companies that are designed to develop employees and allocate resources effectively, all on terms consistent with protocols and past practice.
Customary office sharing arrangements have been entered into among the Corporation, the Manager and other affiliates with our asset management business to share physical office space, in line with the Corporation’s existing affiliate transaction protocols and subject to agreement on corporate cost allocation.
For so long as the Manager is required to provide financial information related to our asset management business to its shareholders, the Manager’s Audit Committee has the right to engage directly with the external and internal auditors of our asset management business and to be involved in the preparation of quarterly and annual financial statements and management’s discussion and analysis for the Asset Management Company. Each of the Corporation and the Manager also has the right to request access to information, in its capacity as a shareholder, including to present to its board of directors or board committees or for the preparation of its financial statements. In addition, the Manager’s Governance, Nominating and Compensation Committee is permitted to oversee the review and setting of the compensation policies and practices of our asset management business.

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The Corporation is indemnified for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business and activities in respect of or arising from any of the Affiliate Relationship Agreements or the Master Services Agreements, to the extent that the claims, liabilities, losses, damages, costs or expenses (including legal fees) are determined to have resulted from the bad faith, fraud, willful misconduct or gross negligence of the Manager or our asset management business, respectively, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of the Manager / the Asset Management Company, or any of their affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of the Manager / the Asset Management Company, under this indemnity is equal to the amounts previously paid in the two most recent calendar years by the service recipients pursuant to the applicable Master Services Agreement.
The Relationship Agreement continues in perpetuity and is only terminable with the mutual consent of the Corporation and the Manager.
Incentive Distributions
Our asset management business is entitled to performance or incentive distributions in respect of some of the perpetual affiliates. The aggregate incentive distributions from the perpetual affiliates for the year ended December 31, 2023 was $376 million. To the extent that a perpetual affiliate or one of its related entities pays to the Corporation (including our asset management business) any comparable performance or incentive distribution, the amount of any future incentive distributions payable by the perpetual affiliate is reduced in an equitable manner to avoid duplication of distributions.
Sharing of Carried Interest and Other Distributions
Our revenues consist of contractual base management fees, transaction and advisory fees, and performance income or carried interest and similar distributions. The Manager’s returns are earned from its interest in our asset management business.
For new and more recent funds and open-end funds, our asset management business receives 66.7% of the gross carried interest or similar distributions generated by our managed assets (a portion of which is used by our asset management business to cover management compensation and other costs), with the remainder being received by the Corporation. The Corporation is entitled to receive similar interests in future funds pursuant to the terms of the Relationship Agreement, regardless of participation. The Corporation and our asset management business are responsible for clawback obligations in relation to carried interest or similar distributions in the same proportions noted above. This economic interest does not entitle the Corporation to any governance rights or direct influence over these funds except as described below or as otherwise described in the Relationship Agreement.
For mature funds that have already been largely deployed, the Corporation retains the right to receive 100% of the gross carried interest distributions received by our asset management business in respect of the funds, as well as, for certain funds, any distributions received in respect of the Corporation’s limited partner interest, which are also contributed into our asset management business. The Corporation receives these amounts, as well as its 33.3% share of similar distributions on certain open-end funds, through the payment of dividends, as and when declared by the board of directors of subsidiaries of our asset management business, on minority investments (the “Tracking Shares”) that the Corporation owns in the subsidiaries. These subsidiaries pay dividends to the Corporation on the Tracking Shares in an amount equal to the distributions received from the tracked carried interest (or, in the case of certain open-end funds, 33.3% of the similar distributions received). These Tracking Shares are entitled to vote, together with the common shares owned indirectly by our asset management business, in respect of the applicable subsidiary of our asset management business. On a liquidation or redemption of the applicable subsidiary, the holder of the Tracking Shares is entitled to receive a preferred amount equal to the fair market value of the tracked distributions. To the extent that any employees of the Manager or our asset management business are entitled to receive any carried interest from the older funds, the Corporation either distributes such carried interest directly to these employees or reimburses their employing entities for a matching amount.
Voting Agreement
The Corporation and the Manager have entered into an agreement in order to provide for the following agreements relating to the board of directors of the Asset Management Company (the “Voting Agreement”):
•the number of directors of the Asset Management Company is fixed at four directors, unless agreed otherwise, notwithstanding a change in the shareholding of either party;

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•each of the Corporation and the Manager has the right to nominate one-half of the directors of the Asset Management Company and agrees to vote its shares in favor of those four nominated directors; and
•each nominated director may at any time and for any reason be removed from the board of the Asset Management Company by the shareholder that nominated the director (and only that shareholder), and the vacancy created, and any other vacancy, will also be filled by a director nominated by the shareholder whose nominated director has left the board.
The Voting Agreement is not a unanimous shareholder agreement and does not give either party additional governance rights relating to, or take any powers away from, the directors of the Asset Management Company to manage or supervise the management of the business and affairs of the Asset Management Company.
The Voting Agreement continues in perpetuity, and is only terminable with the mutual consent of the Corporation and the Manager.
Asset Management Services Agreement
The Manager provides the services of its employees to our asset management business on a cost recovery basis under a perpetual agreement between the Manager and the Asset Management Company (the “Asset Management Services Agreement”). The services provided to our asset management business by these individuals include investment, asset management services, fundraising, investor relations services and other services. The Asset Management Company pays the Manager for the services of these individuals on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Other than Mr. Flatt, the Manager’s employees/executives spend all their time discharging their duties as officers and employees of the Manager and towards responsibilities related to our asset management business, in accordance with the Asset Management Services Agreement.
The Manager awards options or other long-term incentive awards to its employees. Further, as may be agreed with the Asset Management Company from time to time, the Manager may award options or other long-term incentive awards to employees of our asset management business. Our asset management business compensates the Manager for the costs associated with these awards.
Transitional Services Agreement
The Corporation, the Manager and the Asset Management Company have entered into an agreement (the “Transitional Services Agreement”) in which (i) our asset management business agrees to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resource, internal audit and information technology) and (ii) the Corporation provides, on a transitional basis, certain services to the Manager and the Asset Management Company to facilitate the orderly transition of our asset management business (the services, collectively, being “Transitional Services”). The Transitional Services are provided, at cost, for a period of three years after the effective date of the Arrangement, unless extended by mutual agreement.
Our asset management business also provides to the Corporation, as requested from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation.
Trust Agreement
The Manager, the BAM Partnership and Computershare Trust Company of Canada entered into the Trust Agreement to provide, among other things, that the BAM Partnership will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The Trust Agreement also provides that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares.
These provisions in the Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership agrees to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the Trust Agreement.

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Manager Credit Facility
The Manager entered into a credit agreement with the Asset Management Company pursuant to which the Asset Management Company is providing a five-year revolving $500 million credit facility to the Manager (the “Manager Credit Facility”). The Manager Credit Facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. Advances bear interest at the forward-looking term rate based on SOFR plus 0.10%, the base rate, the prime rate or CDOR, in each case plus an applicable spread and subject to adjustment from time to time as the parties may agree. In addition, the Manager Credit Facility contemplates deposit arrangements pursuant to which the Manager would, with the consent of the Asset Management Company, deposit funds on a demand basis to the borrower’s account at a reduced rate of interest. There were approximately $256 million in draws on the Manager Credit Facility during the 12-months ended December 31, 2023. As at December 31, 2023, approximately $256 million was outstanding under the Manager Credit Facility.
Deposit Arrangement
Our asset management business has $2.7 billion of cash available to fund future growth opportunities, of which $2.5 billion is on deposit with the Corporation until it is deployed by our asset management business.
Tax Matters Agreement
In connection with the Arrangement, the Corporation, the Manager and the Asset Management Company entered into the tax matters agreement (the “Tax Matters Agreement”) that governs each parties’ respective rights, responsibilities and obligations with respect to allocation of tax liabilities, the preparation and filing of tax returns, the payment of taxes, the control of tax contests, and certain other matters regarding taxes.
Covenants
The Tax Matters Agreement contains certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes. In general, the Tax Matters Agreement provides that the party that is responsible for filing and making any tax payments under applicable law generally shall be the party primarily responsible for preparing and filing such tax returns. The Tax Matters Agreement also assigns responsibilities for administrative tax matters, such retention of records and the control and conduct of tax audits, examinations or other similar proceedings. The party responsible for preparing and filing a given tax return generally has authority to control tax contests related to any such tax return, subject to certain notice, assistance and cooperation provisions to the extent the resolution of such tax contest has the potential of impacting another party’s tax liability.
The Tax Matters Agreement also contains certain covenants that, for the period ending December 9, 2024, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the preliminary transactions taken to reorganize the business of the Corporation undertaken to facilitate the Arrangement, the Arrangement or any transaction contemplated by the arrangement agreement dated September 23, 2022 among the Corporation, the Manager, the Asset Management Company and 2451634 Alberta Inc. entered into in connection with the Arrangement, to be taxed in a manner that is inconsistent with the manner provided for in the Canadian and U.S. tax opinions delivered in connection with the Arrangement. The foregoing restrictions may limit for a period of time the Corporation’s, the Manager’s and the entities conducting the asset management business’ ability to pursue certain strategic transactions or other transactions; however, are designed to preserve the intended Canadian and U.S. federal income tax treatment of the Arrangement.
Indemnification
Pursuant to the Tax Matters Agreement, the parties each agree to indemnify and hold harmless the other parties and their representatives against any losses suffered or incurred by the others as a result of or in connection with a breach of any covenant made by the indemnifying party under the Tax Matters Agreement.
Trademark Sublicense Agreement
The Manager has entered into an agreement with the Corporation pursuant to which the Manager has obtained a non-exclusive, royalty-free license to use the name “Brookfield” and the “Brookfield” logo (the “Trademark Sublicense Agreement”). Other than under this limited license, the Manager does not have a legal right to the “Brookfield” name or

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the “Brookfield” logo. Our asset management business is also entitled to use the “Brookfield” name and the “Brookfield” logo under a similar license.
The Corporation may terminate the Trademark Sublicense Agreement upon 30 days’ prior written notice of termination if any of the following occurs:
•the termination of the Relationship Agreement or the Voting Agreement;
•the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of the breach is given to the licensee;
•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the Corporation ceases to own at least 25% of the common shares of our asset management business.
INTERESTS OF EXPERTS
Deloitte LLP, the Manager’s Independent Registered Public Accounting Firm, is independent of the Manager within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario, M5H 0A9.
Deloitte LLP is independent of the Asset Management Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Manager’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Manager’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix B to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee is comprised of the following four directors: Nili Gilbert; Keith Johnson; Allison Kirkby; and Marcel R. Coutu, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Ms. Gilbert has extensive senior management experience as Vice Chairwoman of Carbon Direct, a leader in carbon management, and as Chair of the Glasgow Financial Alliance for Net Zero’s Advisory Panel of technical experts. She holds an MBA from Columbia Business School and is also a CFA and CAIA charterholder. Mr. Johnson is the Founding Partner and CEO at Sequoia Heritage, a global, evergreen private investment partnership. He holds an MBA from the UCLA Anderson School of Management and is also a CFA charterholder. Ms. Kirkby is the CEO of BT Group plc, the UK’s leading provider of digital infrastructure and communication services. She was formerly President and CEO of Telia Company, and before that the President and Group CEO of TDC Group and Tele2 AB Group. Mr. Coutu holds an MBA and has over 25 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited.
Additional information on the members of the Audit Committee is contained in the Manager’s 2023 Management Information Circular.

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Principal Accountant Fees and Services
Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Manager. The following table provides information about the aggregate fees billed to the Manager and the Asset Management Company for professional services rendered by Deloitte during 2023 and 2022.

YEARS ENDED DECEMBER 31 (MILLIONS)	2023	2022
Audit Fees	2.6	1.5
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	2.6	1.5

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the Manager, including fees for services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board (United States). This category also includes services that generally only the external auditor reasonably can provide, including comfort letters and consents relating to certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for certain permissible consulting and advisory services.
Pre-Approval Policies and Procedures
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Manager’s external auditor, including all services prohibited by law from being provided by the external auditor.
Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of the Asset Management Company in respect of services to be provided to the Asset Management Company provided that the Asset Management Company’s audit committee members are independent from the Manager and its management and the Asset Management Company adopts pre-approval policies and procedures that are substantially similar to those of the Manager.
Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Manager and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.
None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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ADDITIONAL INFORMATION
Additional information relating to the Manager, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Manager’s securities and securities authorized for issuance under equity compensation plans, is set out in the Manager’s 2023 Management Information Circular.
Additional financial information on the Manager is provided in the Manager’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2023, as well as other information on the Manager, all of which may be found on our website at www.brookfield.com and on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

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APPENDIX A
SUMMARY OF TERMS AND CONDITIONS OF THE MANAGER’S
AUTHORIZED SECURITIES
CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board fixes the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Manager, whether voluntary or involuntary, or in the event of any other distribution of assets of the Manager among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Manager shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2⁄3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the Articles. Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

CERTAIN PROVISIONS OF THE CLASS A AND B SHARES
The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
Priority
Subject to the prior rights of the holders of the Class A Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board) and the return of capital on the liquidation, dissolution or winding up of the Manager or any other distribution of the assets of the Manager among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Manager’s shareholders, other than meetings at which holders of only a specified class or series may vote, and is entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2⁄3%, of the votes cast by holders of Class B Shares who vote in respect of the

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resolution or special resolution, as the case may be. On any matters for the Manager that require shareholder approval, approval must be obtained from the holders of the Class A Shares and the holder of the Class B Shares, in each case voting separately as a class. In the event that holders of Class A Shares vote for a resolution and the holder of Class B Shares votes against, or vice versa, such resolution would not receive the requisite approval and would therefore not be passed.
Election of Directors
In the election of directors, holders of Class A Shares are entitled to elect one-half of the Board and holders of Class B Shares are entitled to elect the other one-half of the Board.
The Articles of the Manager provide that each holder of shares of a class or series of shares of the Manager entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
The Articles provide that decisions of the directors are to be decided by a majority of votes and do not contain processes or procedures, such as a casting vote, to break a decision-making deadlock at the Board.
Other Provisions
Immediately following the completion of the Arrangement, the Manager, the BAM Partnership and Computershare Trust Company of Canada entered into the Trust Agreement that provides, among other things, that the BAM Partnership will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The Trust Agreement also provides that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the Trust Agreement will also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership has agreed to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the Trust Agreement.

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APPENDIX B
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE MANAGER1
May 2023
A committee of the board of directors (the “Board”) of Brookfield Asset Management Ltd. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
MEMBERSHIP AND CHAIR
Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance, Nominating and Compensation Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three public company audit committees, except with the prior approval of the Board. Any such determination shall be disclosed in the Corporation’s Management Information Circular.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an acting Chair from among those Members in attendance at the meeting.
SUBCOMMITTEES
The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.
RESPONSIBILITIES
The Committee shall:
Auditor
a.oversee the work of the Corporation’s and Brookfield Asset Management ULC’s external auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation and Brookfield Asset Management ULC;
b.require the Auditor to report directly to the Committee;
c.review and evaluate the Auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the Auditor should be appointed or re-appointed, and recommend the Auditor to the Board for appointment or re-appointment by the shareholders;
d.where appropriate, recommend to the Board to terminate the Auditor;
e.when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;
f.review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;
g.at least annually, obtain and review a report by the Auditor describing:
i.the Auditor’s internal quality-control procedures; and
1 Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance, Nominating and Compensation Committee will review the Definitions for Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

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ii.any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;
h.at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Corporation and Brookfield Asset Management ULC; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Chartered Professional Accountants of Canada, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;
i.ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;
j.meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:
i.planning and staffing of the audit;
ii.any material written communications between the Auditor and management;
iii.whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;
iv.the extent to which the Auditor is satisfied with the nature and scope of its examination;
v.whether or not the Auditor has received the full co-operation of management of the Corporation and Brookfield Asset Management ULC;
vi.the Auditor’s opinion of the competence and performance of the Corporation’s Chief Financial Officer and other key financial personnel of the Corporation and Brookfield Asset Management ULC;
vii.the items required to be communicated to the Committee in accordance with generally accepted auditing standards;
viii.all critical accounting policies and practices to be used by the Corporation and Brookfield Asset Management ULC;
ix.all alternative treatments of financial information within the generally accepted accounting principles in the United States of America (“GAAP”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;
x.any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and
xi.any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the rules of the Public Company Accounting Oversight Board and the United States Securities Exchange Act of 1934,as amended;
k.annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation, Brookfield Asset Management ULC and their subsidiaries not prohibited by law and the

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process by which the Committee preapproves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation, Brookfield Asset Management ULC and their subsidiaries for the then-ended quarter;
l.resolve any disagreements between management and the Auditor regarding financial reporting; and
m.set clear policies for hiring partners and employees and former partners and employees of the external Auditor.
Financial Reporting
a.prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:
i.audited annual financial statements, in conjunction with the report of the Auditor;
ii.interim financial statements;
iii.annual and interim management discussion and analysis of financial condition and results of operation;
iv.reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and
v.all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;
b.review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;
c.review the effect of regulatory and accounting initiatives, as well as any of the Corporation’s or Brookfield Asset Management ULC’s asset or debt financing activities that are not required under GAAP to be incorporated into their financial statements (commonly known as “off-balance sheet financing”);
d.review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;
e.review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;
f.review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies; and
g.for the financial information of any other investee below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such investee.
Internal Audit; Controls and Procedures; and Other
a.meet privately with the person responsible for the Corporation’s (which will also apply to Brookfield Asset Management ULC) internal audit function (the “Internal Auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

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b.require the Internal Auditor to report directly to the Committee;
c.review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the Auditor, review the appointment and replacement of the Internal Auditor and review the significant reports to management prepared by the Internal Auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;
d.review the controls and procedures that have been adopted to confirm that material financial information about the Corporation, Brookfield Asset Management ULC and their respective subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s or Brookfield Asset Management ULC’s financial statements and periodically assess the adequacy of such controls and procedures;
e.review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management, or otherwise;
f.periodically review the status of taxation matters of the Corporation and Brookfield Asset Management ULC; and
g.consider other matters of a financial nature as directed by the Board.
LIMITATION OF AUDIT COMMITTEE ROLE
The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s and Brookfield Asset Management ULC’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The Auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the Auditor will be responsible for the independent audit of the financial statements. The Committee expects the Auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the Auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s and Brookfield Asset Management ULC’s finance team, the internal audit team and the Auditor have more knowledge and information about the Corporation’s and Brookfield Asset Management ULC’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s or Brookfield Asset Management ULC’s financial statements or internal controls or any professional certification as to the Auditor’s work.
REPORTING
The Committee will regularly report to the Board on:
a.the Auditor’s independence;
b.the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;
c.the performance of the internal audit function;
d.the adequacy of the Corporation’s and Brookfield Asset Management ULC’s internal controls and disclosure controls;
e.its recommendations regarding the annual and interim financial statements of the Corporation and Brookfield Asset Management ULC and, to the extent applicable, any reconciliation of the Corporation’s or Brookfield Asset Management ULC’s financial statements, including any issues with respect to the quality or integrity of the financial statements;
f.its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

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g.the Corporation’s and Brookfield Asset Management ULC’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and
h.all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.
COMPLAINTS PROCEDURE
The Corporation’s Code of Business Conduct (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior anonymously through the Corporation’s reporting hotline which is managed by an independent third party. The Corporation also maintains a Whistleblowing Policy which reinforces the Corporation’s commitment to providing a mechanism for employees to report suspected wrongdoing without retaliation.
The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the Corporation’s reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance, Nominating and Compensation Committee together with any proposed amendments. The Governance, Nominating and Compensation Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s website and the Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.
ASSESSMENT
At least annually, the Governance, Nominating and Compensation Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Statement of Corporate Governance Practices adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
MEETINGS
Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the Internal Auditor or the Auditor. Meetings will be held each quarter and at such

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additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (British Columbia) and the articles of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.
This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on May 9, 2023.

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ANNEX A
Definitions for Board and Committee Charters
“Audit Committee” means the audit committee of the Board.
“Audit Committee Financial Expert” means a person who has the following attributes:
a.an understanding of GAAP and financial statements;
b.the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
c.experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;
d.an understanding of internal controls and procedures for financial reporting; and
e.an understanding of audit committee functions, acquired through any one or more of the following:
i.education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
ii.experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
iii.experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
iv.other relevant experience.
“Board Interlocks” means when two directors of one public company sit together on the board of another company.
“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“GAAP” means generally accepted accounting principles in the United States of America that the SEC has identified as having substantial authoritative support, as supplemented by Regulation S-X under the 1934 Act, as amended from time to time.
“Governance, Nominating and Compensation Committee” means the Governance, Nominating and Compensation Committee of the Board.
“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:
a.is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

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b.is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;
c.is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;
d.is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and
e.is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.
Additionally, an Independent Director for the purposes of the Audit Committee and the Governance, Nominating and Compensation Committee, specifically may not:
x.accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or
y.be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).
Furthermore, an Independent Director for the purposes of the Governance, Nominating and Compensation Committee, specifically may not:
x. have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.
For the purposes of the definition of Independent Director, the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation and includes Brookfield Asset Management ULC and any of its subsidiaries.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance, Nominating and Compensation Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance, Nominating and Compensation Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Management Information Circular.
“Sustainability” includes but is not limited to responsibility or experience overseeing and/or managing: climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; environmental regulatory and/or compliance matters; health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; community/stakeholder engagement; board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.
“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation, Brookfield Asset Management ULC or any of their respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation, Brookfield Asset

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Management ULC or any of their affiliates, or (iii) had any material business or professional relationship with the Corporation or Brookfield Asset Management ULC or their affiliates other than as a director of the Corporation or any of their affiliates. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation or Brookfield Asset Management ULC to themselves and to the Corporation or Brookfield Asset Management ULC.

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BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM
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BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
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Toronto, ON M5J 2T3
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One Canada Square
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Level 24, ICD Brookfield Place
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Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
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Unit 01, 11F
Tower C, One East
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200023
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OAKTREE CORPORATE OFFICES

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United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
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REGIONAL OFFICES (BROOKFIELD & OAKTREE)

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